                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)

                        DAVIDSON INCOME REAL ESTATE, L.P.
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                     1873 SOUTH BELLAIRE STREET, 17TH FLOOR
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                                ----------------

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*       $9,055,215.83      Amount of Filing Fee: $1,811.04
-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 21,065.5 units of limited partnership interest of the subject partnership for $429.86 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:           Filing Parties:

Form or Registration No.:         Date Filed:



                         (Continued on following pages)



                               Page 2 of 13 Pages

CUSIP No. NONE                  14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO PROPERTIES, L.P.
                  84-1275621

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                                (a) [ ]
                                                                                (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  WC, BK

5.       (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,140.5

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                                    [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 4.75%

10.      TYPE OF REPORTING PERSON

                  PN

                               Page 3 of 13 Pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  AIMCO-GP, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) [ ]
                                                                                (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,140.5

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                                    [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 4.75%

10.      TYPE OF REPORTING PERSON

                  CO

                               Page 4 of 13 Pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  INSIGNIA PROPERTIES, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) [ ]
                                                                                (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)                                                         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  570

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                                    [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 15.93%

10.      TYPE OF REPORTING PERSON

                  PN

                               Page 5 of 13 Pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  AIMCO/IPT, INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) [ ]
                                                                                (b) [X]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(e) OR 2(f)                                                      [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  570

8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES                                                                     [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 15.93%

10.      TYPE OF REPORTING PERSON

                  CO

                               Page 6 of 13 Pages

CUSIP No. NONE                   14D-1 AND 13D/A


1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                  84-129577

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                (a) [ ]
                                                                                (b) [X]

3.       SEC USE ONLY

4.       SOURCES OF FUNDS

                  Not Applicable

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(e) OR 2(f)

                                                                                    [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Maryland

7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,710.5

8.       CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                                    [ ]

9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

                  Approximately 20.69%

10.      TYPE OF REPORTING PERSON

                  CO

                               Page 7 of 13 Pages

                 SCHEDULE 14D-1/AMENDMENT NO. 8 TO SCHEDULE 13D


     This Statement (the "Statement") constitutes (a) the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Davidson Income Real Estate, L.P. (the "Partnership"); and (b) Amendment No. 8 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on January 29, 1999, by Cooper River Properties, L.L.C. ("Cooper River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), and Apartment Investment and Management Company ("AIMCO"), as amended by (i) Amendment No. 1, filed with the Commission on August 2, 1999, by Cooper River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and AIMCO, (ii) Amendment No. 2, filed with the Commission on September 10, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (iii) Amendment No. 3, filed with the Commission on September 17, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (iv) Amendment No. 4, filed with the Commission on September 30, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (v) Amendment No. 5, filed with the Commission on October 5, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (vi) Amendment No. 6, filed with the Commission on October 18, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO and (vii) Amendment No. 7, filed with the Commission on October 27, 1999, by Cooper River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, AIMCO OP, AIMCO-GP, AIMCO/IPT, IPLP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(1) SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Davidson Income Real Estate, L.P., a Delaware limited partnership. The address of the Partnership's principal executive offices is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222 (on and after November 24, 1999: Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222).

     (b) This Statement relates to an offer by AIMCO OP to purchase, subject to the terms of the Litigation Settlement Offer, all of the outstanding units of limited partnership interest (the "Units") of the Partnership at a purchase price per Unit, net to the seller, of $429.86 in cash (less the amount of any distributions paid by the Partnership on and after November 11, 1999), upon the terms and subject to the conditions set forth in a Litigation Settlement Offer, dated November 11, 1999 (as amended or supplemented from time to time, the "Litigation Settlement Offer"), and the related Letter of Transmittal and Instructions thereto (as amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. Approximately 5% of the offer price per Units represents a payment from a settlement fund that has been established, which will be paid only if the court approves the proposed settlement in the lawsuit in the Superior Court of the State of California, County of San Mateo, entitled Nuanes et al. v. Insignia Financial Group, Inc., et al., and the seller of the Units does not request exclusion from the settlement class.

     (c) The information set forth in the Litigation Settlement Offer under "The Offer -- Section 9. Background and Reasons for the Offer -- Prices on Secondary Market" is incorporated herein by reference.

(2) IDENTITY AND BACKGROUND.

                               Page 8 of 13 Pages

     (a)-(d), (g) This Statement is being filed by AIMCO Properties, L.P., a Delaware limited partnership, and, insofar as this Statement constitutes Amendment No. 8 to the Schedule 13D, by Cooper River Properties, L.L.C., a Delaware limited liability company, Insignia Properties, L.P., a Delaware limited partnership, AIMCO/IPT, Inc., a Delaware corporation, AIMCO-GP, Inc., a Delaware corporation, and Apartment Investment and Management Company, a Maryland corporation. The sole general partner of AIMCO OP is AIMCO-GP. AIMCO-GP is a wholly owned subsidiary of AIMCO. On February 26, 1999, IPT was merged into AIMCO, and AIMCO contributed IPT's interest in IPLP to AIMCO's wholly owned subsidiary, AIMCO/IPT. AIMCO/IPT also replaced IPT as the sole general partner of IPLP. The principal business of the Reporting Persons is the ownership, acquisition, development, expansion and management of multi-family apartment properties. The principal executive offices of the Reporting Persons are located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222 (on and after November 24, 1999: Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222). The information set forth in the Litigation Settlement Offer under "The Offer -- Section 8. Information Concerning Us and Certain of Our Affiliates" is incorporated herein by reference. The executive officers and directors of AIMCO, AIMCO-GP and AIMCO/IPT are listed on Annex I to the Litigation Settlement Offer ("Annex I"), which is incorporated herein by reference.

     (e)-(f) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

(3) PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in Part III of the Partnership's Form 10-KSB for the year ended December 31, 1998, and the Partnership's Form 10-QSB for the nine months ended September 30, 1999, and the financial statements and notes thereto included therein, and the information set forth in the Litigation Settlement Offer under "The Offer -- Section 9. Background and Reasons for the Offer -- General," "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers," "The Offer - Section 11. Conflicts of Interest and Transactions with Affiliates," "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Distributions" and "The Offer -- Section 13. Certain Information Concerning Your Partnership -- Compensation Paid to the General Partner and Its Affiliates" is incorporated herein by reference.

(4) SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(c) The information set forth in the Litigation Settlement Offer under "The Offer -- Section 15. Source of Funds" is incorporated herein by reference.

(5) PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in the Litigation Settlement Offer under "The Offer -- Section 9. Background and Reasons for the Offer," "The Offer --
Section 12. Future Plans of the Purchaser" and "The Offer -- Section 7. Effects of the Offer" is incorporated herein by reference.

                               Page 9 of 13 Pages

(6) INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Cooper River directly owns 3,830 Units, IPLP directly owns 570 Units, and AIMCO OP directly owns 1,310.5 Units (for an aggregate of 5,710.5 Units), representing Approximately 13.87%, 2.06%, and 4.75%, respectively, or a total of Approximately 20.69% of the outstanding Units based on the 26,776 Units outstanding at December 31, 1998.

     IPLP, AIMCO/IPT and AIMCO may be deemed to beneficially own the Units directly owned by Cooper River by reason of each of their relationship with Cooper River. AIMCO/IPT and AIMCO may be deemed to beneficially own the units directly owned by IPLP by reason of each of their relationships with IPLP. Cooper River is a wholly owned subsidiary of IPLP, and AIMCO/IPT is the sole general partner of IPLP (owning approximately 66.17% of the total equity interests). AIMCO/IPT is a wholly owned subsidiary of AIMCO.

     AIMCO-GP and AIMCO may be deemed to beneficially own the Units directly owned by AIMCO OP by each of their relationships with AIMCO OP. AIMCO-GP is the sole general partner of AIMCO OP (owning approximately 1% of the total equity interests). AIMCO-GP is a wholly owned subsidiary of AIMCO.

     Accordingly, for purposes of this Statement: (i) Cooper River is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,830 Units directly owned by it; (ii) IPLP is reporting that it shares the power to vote or direct the vote and the power to dispose and direct the disposition of the 570 Units owned by it; (iii) AIMCO/IPT is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,830 Units directly owned by Cooper River and the 570 Units directly owned by IPLP; (iv) AIMCO OP is reporting that it shares the power to vote or direct the power to vote and the power to dispose or direct the disposition of the 1,310.5 Units directly owned by it; (v) AIMCO-GP is reporting that it shares the power to vote or direct the disposition of the 1,310.5 Units owned by AIMCO OP; and (vi) AIMCO is reporting that it shares the power to vote or direct the vote and the power to dispose or direct the disposition of the 3,830 Units directly owned by Cooper River, the 570 Units directly owned by IPLP, and the 1,310.5 Units directly owned by AIMCO OP.

     (b) The information set forth in the Litigation Settlement Offer under "The Offer -- Section 9. Background and Reasons for the Offer -- Prior Tender Offers" and "The Offer - Section 9. Background and Reasons for the Offer -- Our Prior Tender Offer" is incorporated herein by reference.

(7) CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     Not applicable.

(8) PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Litigation Settlement Offer under "The Offer -- Fees and Expenses" is incorporated herein by reference.

(9) FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The financial statements included in AIMCO OP's Annual Report on Form 10-KSB for the year ended December 31, 1998, which are listed on the Index to Financial Statements on page F-1 of such report, and on Form 10-QSB dated September 30, 1999, are incorporated herein by reference. Such reports may be inspected at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Citicorp Center, 500 West Madison

                               Page 10 of 13 Pages

Street, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates and from the Commission's web site at www.sec.gov.

(10) ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(d) The information set forth in the Litigation Settlement Offer under "The Offer -- Section 18. Certain Legal Matters" is incorporated herein by reference.

     (e) The information set forth in the Litigation Settlement Offer under "The Offer -- Section 9. Background and Reasons for the Offer -- Certain Litigation" is incorporated herein by reference

     (f) The Litigation Settlement Offer is hereby incorporated by reference.

(11) MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Litigation Settlement Offer, dated November 11, 1999.
     (a)(2)    Letter of Transmittal and related Instructions.
     (a)(3) Letter, dated November 11, 1999, from AIMCO OP to the Limited Partners of the Partnership.
     (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
     (c)       Not applicable.
     (d)       Not applicable.
     (e)       Not applicable.
     (f)       Not applicable.
     (z)(1) Agreement of Joint Filing, dated November 11, 1999, among AIMCO, AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and Cooper River.

                               Page 11 of 13 Pages

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 11, 1999

                                        COOPER RIVER PROPERTIES, L.L.C.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO/IPT, INC.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        INSIGNIA PROPERTIES, L.P.

                                        By: AIMCO/IPT, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        AIMCO-GP, INC.

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                                        APARTMENT INVESTMENT
                                        AND MANAGEMENT COMPANY

                                        By: /s/ Patrick J. Foye
                                            ------------------------------------
                                            Executive Vice President

                               Page 12 of 13 Pages

                                  EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------

   (a)(1)   Litigation Settlement Offer, dated November 11, 1999.
   (a)(2)   Letter of Transmittal and related Instructions.
   (a)(3)   Letter, dated November 11, 1999, from AIMCO OP to the Limited
            Partners of the Partnership.
   (b)      Credit Agreement (Secured Revolving Credit Facility), dated as of
            August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank
            Boston, N.A., and First Union National Bank. (Exhibit 10.1 to
            AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)
   (c)      Not applicable.
   (d)      Not applicable.
   (e)      Not applicable.
   (f)      Not applicable.
   (z)(1)   Agreement of Joint Filing, dated November 11, 1999, among AIMCO,
            AIMCO-GP, AIMCO OP, AIMCO/IPT, IPLP and Cooper River.

                               Page 13 of 13 Pages